EXHIBIT 99.1

For Immediate Release 20-53-TR	Date:	October 29, 2020

New Water Quality Measures in the Elk Valley

Vancouver, B.C. – Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) ("Teck Resources") today announced that Environment and Climate Change Canada has issued a Direction under the Fisheries Act (the “Direction”) to Teck Coal Limited (“Teck”), setting out measures to be taken to improve water quality and prevent calcite deposition in the Elk Valley in waters affected by Teck’s Fording River and Greenhills operations. The measures set out in the Direction are complementary to measures already included in the Elk Water Quality Plan (“EVWQP”) being implemented by Teck. The Direction does not require construction of any additional water treatment facilities beyond those already contemplated by the EVWQP, but sets out requirements with respect to water management such as diversions, mine planning, fish monitoring and calcite prevention measures, as well as the installation by December 31, 2030, of a 200-hectare geo-synthetic cover trial in the Greenhills creek drainage. The headwaters of Greenhills Creek have been identified as the location where a geo-synthetic cover over waste rock has the greatest technical potential as a source control measure. If the cover trial is successful, there may be potential for geo-synthetic covers to be deployed in a limited number of other specific settings in the Elk Valley to supplement other source control measures already under development.

Certain of the measures in the Direction, including the cover trial, will require incremental spending beyond that already associated with the EVWQP. The aggregate cost of those incremental measures, over an approximate 10-year period, is preliminarily estimated at approximately $350-400 million, with expected spending in 2021 of approximately $17 million. This cost estimate is based on limited engineering, and the feasibility of certain measures has not yet been confirmed. The results of environmental monitoring may dictate that certain of the measures do not need to be fully implemented, or that other measures will be required. The ultimate costs of these measures and other work required under the EVWQP may vary substantially from current estimates, either up or down. The issuance of the Direction does not resolve the potential charges under the Fisheries Act previously notified to Teck.  Discussions with respect to those charges continue.

The Elkview Phase 2 Saturated Rock Fill and Fording River South Active Water Treatment Facility, both already under construction, are scheduled to come on stream in the fourth quarter of 2020 and first quarter of 2021, respectively. When operating at full capacity these two facilities will bring total water treatment capacity up to 47.5 million litres per day from the current capacity of 7.5 million litres per day, materially reducing selenium and nitrate loading in the Elk Valley watershed. The new measures required under the Direction, together with the existing treatment and mitigation steps under the EVWQP represent a thorough Federal and Provincial regulatory scheme to address water quality issues in the Elk Valley. Teck continues to invest in innovative technical solutions to address water quality issues and construction of additional treatment capacity. As well, further studies to better understand water quality, source control and treatment options are scheduled for 2021 and beyond.

Forward-Looking Statements
This news release contains certain forward-looking information and forward-looking statements as defined in applicable securities laws (collectively referred to as forward-looking statements). These statements relate to future events or our future performance. All statements other than statements of historical fact are forward-looking statements. The use of any of the words “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “should”, “believe” and similar expressions is intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. These statements speak only as of the date of this news release.

These forward-looking statements include, but are not limited to, statements concerning expected Elk Valley water treatment spending and plans. These statements are based on a number of assumptions, including, but not limited to, assumptions regarding our ability to procure equipment and operating supplies in sufficient quantities and on a timely basis, the availability of qualified employees and contractors for our water projects, the impact of changes in Canadian-U.S. dollar and other foreign exchange rates on our costs, engineering and construction timetables and capital costs for our water projects, the performance of those projects and resulting conditions in the environment, and environmental compliance costs generally. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause actual results to vary materially.

Factors that may cause actual results to vary materially include, but are not limited to, acts of governments and the outcome of legal proceedings, unanticipated operational difficulties (including failure of plant, equipment or processes to operate in accordance with specifications or expectations, cost escalation, unavailability of materials and equipment, government action or delays in the receipt of government approvals, industrial disturbances or other job action, adverse weather conditions and unanticipated events related to health, safety and environmental matters), union labour disputes, impact of COVID-19 mitigation protocols, political risk, social unrest, unanticipated increases in costs to construct our water projects, difficulty in obtaining permits, inability to address concerns regarding permits or environmental impact assessments, and changes or further deterioration in general economic conditions. Current and new technologies relating to our Elk Valley water treatment efforts may not perform as anticipated, and ongoing monitoring may reveal unexpected environmental conditions requiring additional remedial measures.

The forward-looking statements in this news release and actual results will also be impacted by the effects of COVID-19 and related matters.

We assume no obligation to update forward-looking statements except as required under securities laws. Further information concerning risks and uncertainties associated with these forward-looking statements and our business can be found in our Annual Information Form for the year ended December 31, 2019, filed under our profile on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov) under cover of Form 40-F, as well as subsequent filings that can also be found under our profile.

About Teck
Teck Resources is a diversified resource company committed to responsible mining and mineral development with major business units focused on copper, steelmaking coal and zinc, as well as investments in energy assets. Headquartered in Vancouver, Canada, its shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK. Learn more about Teck at www.teck.com or follow @TeckResources.

Investor Contact:
Fraser Phillips
Senior Vice President, Investor Relations & Strategic Analysis
604.699.4621
fraser.phillips@teck.com

Media Contact:
Chris Stannell
Public Relations Manager
604.699.4368
chris.stannell@teck.com